100 Summer Street
Boston, Massachusetts 02110-1832
(617) 345-1000
Fax: (617) 345-1300

Deborah L. Thaxter, P.C.
Direct Dial: (617) 345-1326

March 7, 2006

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Boston Financial Qualified Housing Tax Credits L.P. IV (the “Partnership”)
PRER 14A, filed February 24, 2006
File No. 0-19765

Dear Mr. Pressman:

We are submitting this letter on behalf of our client, the Partnership, with respect to the PRER 14A referenced above and in response to your comment letter, dated March 3, 2006. In response to the Staff’s comments, we are filing a revised preliminary consent solicitation statement (the “Amendment”) concurrently with the filing of this letter.

For your convenience we have reproduced below each of the Staff’s comments in italicized text before each of our responses.

Mr. Michael Pressman
March 7, 2006

Schedule 14A.

1.	Please revise page 1 of the consent solicitation to identify the document as “Preliminary.” Refer to Rule 14a-6(e)(1).

Response: This revision has been made on the Amendment.

2.
Expand your disclosure on page 2 to explain why, if “[p]roposal 1 represents what we believe already to be within the powers of the Managing General Partner under the Partnership Agreement,” you are seeking shareholder consent.

Response: Under the terms of the Partnership Agreement, the Partnership is required to present Proposal 2 because it was requested by a limited partner that holds in excess of 10% of the Limited Partnership Units. Proposal 1 is being made by the Managing General Partner to provide an express alternative to Proposal 2. The Partnership has expanded the disclosure on pages 2-3 of the Amendment as requested by adding the sentence: “Notwithstanding that the Managing General Partner believes that the Partnership Agreement grants it the authority to liquidate the assets of the Partnership in a series of transactions without Limited Partner consent, the Managing General Partner is making Proposal 1 as an express alternative to Proposal 2 so that Limited Partners will be able to vote to express their preference between a liquidation and dissolution of the Partnership without further Limited Partner consent (as embodied in Proposal 1) and a property-by-property Limited Partner consent process (as contemplated by Proposal 2).”

3.
A reasonable factual basis must exist for each opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Either provide supplemental support or expand your disclosure to explain why you believe Bond’s:

•	“investment strategy with respect to the units is very different from that of the typical investor in the Partnership;”

•	“tax consideration regarding its ownership of Partnership units may differ significantly from that of the typical investor;” and

•	“different tax considerations are the primary reasons for its proposal.”

Response:

•
The Partnership has expanded its disclosure on page 11 of the Amendment as requested. The paragraph concerning why Bond’s investment strategy differed from that of the typical investor in the Partnership now reads as follows:

“Bond, the Limited Partner which proposed the amendment, is a secondary market investor which purchased most of its units in the Partnership last year. The primary benefit of an original investment in the Partnership was the tax credits and tax losses which Limited Partners could use to offset income from other sources. Bond purchased most of its Units in the Partnership last year, after the Partnership ceased generating significant tax credits for its Limited Partners. Therefore, Bond did not make its investment in the Partnership to take advantage of tax credits. Bond is a specialized investment company who may be able to take current deductions for future passive losses. We believe that the typical individual investor in the Partnership has little or no passive income and therefore cannot use the passive losses--except on ultimate liquidation of the Partnership. If you as a Limited Partner have not been able to use the losses generated by the Partnership, it is likely you will be able to use your unused passive losses in connection with a liquidation of the Partnership and it therefore may be in your best interest to allow the Partnership to commence the Plan of Liquidation and Dissolution and maximize your investment return. For these reasons, we believe Bond’s investment strategy with respect to the units is very different from that of the typical investor in the Partnership.”

Mr. Michael Pressman
March 7, 2006

•
The Partnership’s February 24, 2006 PRER 14A contained on page 11 a description of why the Managing General Partner believes Bond’s tax considerations regarding its ownership of Partnership units may differ significantly from that of the typical investor. In particular, the February 24, 2006 PRER 14A on page 11 describes the “inside/outside basis” tax issue and how it may affect Bond differently than the typical investor. As noted above, the Partnership has revised page 11 of the Amendment to further describe Bond’s ability to use passive losses to offset passive income and how that may differ from the typical investor.

We also note in this regard that, in Park GP, Inc.’s (“Park”) recent “mini-tender” offer for units of another Boston Financial public tax credit limited partnership, it acknowledges that it and investors like it (such as Bond) stand on a different tax footing than the typical investor in such funds. Park’s mini-tender offer document states: “We are a specialized investment company which is not affiliated with the Partnership or Boston Financial. Tax losses generated by the Partnership may be more valuable to us than to most individual investors. We can take current deductions for future passive losses while enabling you to accelerate the tax benefits of your accumulated passive losses. Current tax laws restrict most individual use of the passive losses generated by the Partnership until the limited partner disposes of the Units. We also are hoping there are some residual economic values.”

In response to the Staff’s comment, the Partnership has further revised the Amendment on pages 11 and 12 so that it now reads as follows:

Mr. Michael Pressman
March 7, 2006

“Furthermore, Bond’s tax considerations regarding its ownership of the Partnership units may differ significantly from that of the typical investor in the Partnership for the reasons explained above and as follows. Section 754 of the Internal Revenue Code permits a partnership to elect to adjust the tax basis of partnership property when interests in that partnership transfer. However, as a result of the complexities of tax accounting required, as a stated policy which has been in place since formation of the Partnership, the Managing General Partner has not made such elections. The implication for recent unit purchasers such as Bond is that their "inside" tax basis in their units is the assumed basis from their seller. This inside tax basis has been reduced by deductions from tax losses and depreciation over the years. When Properties are sold, this inside tax basis will result in larger taxable gains for a secondary market purchaser than if its unit purchase price had been used for its tax basis ("outside" basis). At the time when all of the Partnership's Properties are sold and the Partnership is liquidated, the secondary market purchaser is permitted to finally use its outside basis. As a result of these inside/outside tax basis differences, secondary market purchasers sometimes prefer that partnerships not sell properties at all, pair taxable loss and gain transactions in the same year to offset the gains, or engage in portfolio sales where all properties are sold at once. This may be different than the objective of investors who do not have an inside/outside basis issue, and who merely want to sell properties as soon as feasible for the highest possible price.”

•
The Partnership bases its belief that Bond’s tax considerations are the primary reason for its proposal based upon communications it has received from Bond and other entities in the Park Group. Among other things, those communications have reflected their desire that assets of the Partnership not be sold on a property-by-property basis because that may generate “phantom income” to them and they do not have losses from the Partnership investment to offset that income. Bond’s proposal, if adopted, would serve as an impediment to such property-by-property sales. Given these communications and the extensive disclosure concerning why Bond’s tax considerations differ from those of the typical investors (as described above), we believe that the statement that “we believe Bond’s different tax considerations are the primary reason for its proposal” is supported.

4.
A reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Either provide supplemental support or expand your disclosure to explain why you believe:

Mr. Michael Pressman
March 7, 2006

•	“the Park Group is trying to take control of the Partnership for its own special agenda and its agenda is contrary to the best interests of the Limited Partners other than Park Group;”

•	“the Park Group may be differently situated from most other Limited Partners, and may have different tax and other considerations that may cause it to act contrary to your interests;” and

•	“the Park Group has given no other viable explanation for wanting to remove the general Partners.”

Response:

•	In response to this comment. the Partnership has removed the phrase “for its own special agenda” and has expanded the disclosure on pages 4 and 13 of the Amendment to now read:

”Your Managing General Partner strongly believes that the Park Group is trying to take control of the Partnership and that its agenda is contrary to the best interests of the Limited Partners other than the Park Group. That is because the Managing General Partner believes that, for the reasons explained above and on pages 9-10, the proposed Plan of Liquidation and Dissolution is in the best interests of the Partnership and its Limited Partners. The Park Group has stated that it intends to continue the operation of the Partnership and that it will vote against Proposal 1.”

•
The reasons why the Managing General Partner believes that Bond and the other members of the Park Group may be differently situated and have different tax considerations from the other investors in the Partnership are described in response to comment 3 above. In the Amendment, the Partnership has cross-referenced the disclosure described above, as follows:

“The Park Group may be differently situated from most other Limited Partners, and may have different tax and other considerations that may cause it to act contrary to your interests, as explained on pages 11-12.”

•
The Partnership’s February 24, 2006 PRER 14A comprehensively addresses each of the reasons the Park Group states in support of its proposed removal of the Partnership’s General Partners (as contained on pages 13-17 and 42-46 of the Amendment). We believe that the Partnership’s responses to the Park Group’s asserted “reasons” demonstrates that none of them are “viable,” and that the Park Group therefore has not presented any “viable” explanation for wanting to remove the General Partners and replace them with an entity that has no experience managing low income housing tax credit limited partnerships.

Mr. Michael Pressman
March 7, 2006

5.
Please revise throughout your document to delete reference to the “numerous misleading and incomplete” statements made by insurgents. Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

Response: As noted above, the Partnership’s February 24, 2006 PRER 14A addresses in turn each of the reasons that the Park Group gives in support of its proposed removal of the Partnership’s General Partners (as contained on pages 13-17 and 42-46 of the Amendment). In specifically addressing the Park Group’s asserted reasons, the Partnership demonstrates how each of the Park Group’s statements is incomplete and misleading. The basis for the belief that each of these identified statements is incomplete and misleading is therefore expressly stated in the Partnership’s response to each of the identified assertions made by the Park Group. The Partnership does not want Limited Partners to be misled by the Park Group’s incomplete statements, especially where, for many of the statements, the Park Group was fully aware of the actual facts. However, to clarify that it is the incomplete nature of the Park Group’s particular identified statements that renders them misleading, and to further clarify that it is the specifically identified statements that are being so characterized, the Partnership has revised such statements in the Amendment as follows: “ . . . the Park Group’s proposal is based upon several statements that are incomplete, and therefore misleading. Those statements are identified and discussed at pages 13-17 and 42-46."

Overview of Proposals 1 and 2, page 2.

6.
We note your statement that “you may vote “For” only one of the first two Proposals.” Please revise this statement to clarify that a holder can vote for both proposals. In the alternative, please explain why you believe, given the disclosure on your consent card to the contrary, that an investor may vote for only one of the first two proposals. If an investor can vote for only one of the first two proposals, please revise your consent card and throughout the document accordingly. For example, if a valid consent can be given to only one proposal, statements such as “[i]f a majority of Limited Partners vote “For” both Proposals . . .” should be deleted.

Response: In response to the Staff's comment, the Partnership has revised page 2 of the Consent Solicitation Statement and page 5 of the letter to investors to delete the statement that "you may vote "For" only one of the first two Proposals."

Mr. Michael Pressman
March 7, 2006

Q. Why have I received this consent solicitation statement, page 7.

7.
Please provide a detailed legal analysis supporting your statement on page 8 that “[t]he Managing General Partner has the right not to consent, and may not consent, to the proposed amendment even if a majority of the Limited Partners vote “For” Proposal 2.” In addition, please disclose whether the General Partner intends to consent to proposal 2 if a majority of Limited Partners vote for proposal 2 but against proposal 1. Finally, if the proposals are only precatory in nature, please revise throughout your document, including your cover page, and on your consent solicitation card accordingly. In each instance where you discuss the vote for proposals 1 and 2, it should be clear that regardless of the number of consents received, proposal 2 will only be enacted if the general partner consents.

Response: It is clear from the Partnership Agreement governing the Partnership that the Managing General Partner has the right not to consent to the proposed amendment even if a majority of the Limited Partners vote “For” Proposal 2. The Partnership Agreement expressly provides that any amendment “shall not, without the consent of any General Partner affected, alter the rights, powers, or duties of the affected General Partner . . . .” (Section 10.2 (i)(b)). The proposed amendment would impose a limitation on the express right of the Managing General Partner, contained in section 5.2.1(i) of the Partnership Agreement, “to . . . sell, dispose of and otherwise deal with Local Limited Partnership Interests, including at such price and upon such terms as it deems to be in the best interests of the Partnership . . . .” The proposed amendment therefore would alter the rights, powers and duties of the Managing General Partner. Indeed, the Article of the Partnership Agreement that Bond is seeking to amend is entitled “Rights, Powers and Duties of General Partners.” For this reason, the Managing General Partner must consent to the proposed amendment, even if a majority in interest of the Limited Partners vote in favor of Proposal 2. The Managing General Partner has not yet decided whether it will consent to such an amendment if a majority in interest of the Limited Partners vote in favor of Proposal 2, and the Amendment makes this point explicitly on page 2 and elsewhere. Finally, Proposal 1 is not precatory in nature, because the Plan of Liquidation and Dissolution will be carried out if Proposal 1 is approved by a majority in interest of the Limited Partners. The Amendment makes clear in each instance where Proposal 2 is discussed that Proposal 2 will only be enacted if the Managing General Partner consents.

Q. Why is the managing general partner proposing to sell the partnership properties at this time?, page 9.

8.
A reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Either provide supplemental support or expand your disclosure to explain why you believe that the “current environment is favorable” and that “Bond’s proposal would be disadvantageous.”

Response: The February 24, 2006 PRER 14A explains that the current environment is favorable for selling real estate assets “due to low interest and capitalization rates” (pages 9, 12, and 20 of the Amendment). The Partnership believes that Bond’s proposal would be disadvantageous to the Partnership’s ability to dispose of assets in such a favorable market because of the increased costs and delays Bond’s proposal would cause, as described on page 11 of the Amendment. To make this connection clear, the Partnership has revised the Amendment to cross reference page 11 in places where it mentions that Bond’s proposal would be disadvantageous to the Partnership’s ability to dispose of assets in such a favorable market.

Mr. Michael Pressman
March 7, 2006

Q. Why does the managing general partner recommend voting “against” proposal 2?. page 10.

9.	Disclose why you believe proposal 2 may be inconsistent with the terms of the Partnership Agreement and the powers that may be exercised by the Limited Partners.

Response: The Partnership Agreement expressly provides that any amendment “shall not in any manner allow the Limited Partners to take any action which would constitute their participation in the control of the Partnership’s business within the meaning of Section 19 of the [Massachusetts Uniform Limited Partnership Act] . . . .” (Section 10.2 (i)(a)). Section 19 of the Massachusetts Uniform Limited Partnership Act does not define “participation in the control of the business,” but does state that voting on the sale of all or substantially all of the assets of the limited partnership does not, by itself, amount to “participation in the control of the business.” However, it is not clear from Section 19 of the Massachusetts Uniform Limited Partnership Act whether Limited Partners voting for the sales of Partnership properties on a property-by-property basis would amount to the Limited Partners “participating in the control of the business” of the Partnership. Therefore, the proposed amendment may be the type of amendment that the Limited Partners cannot make under the terms of the Partnership Agreement.

Q. Why Does the Managing General Partner recommend voting to “withhold consent” on proposal 3 on the white proxy card.

10.
We note your statement that the “Park’ Group’s candidate likely would manage the Partnership with an eye toward maximizing the investments of the members of the Park Group rather than the best interests of the Limited Partners as a whole.” Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

Response: In response to the Staff’s comment, the Partnership has revised this statement on page 13 of the Amendment as follows: “Furthermore, as discussed on pages 11-12, the Managing General Partner believes that the members of the Park Group have different investment strategies and tax considerations than the typical Limited Partner. For this reason, the Managing General Partner is concerned that the Park Group’s candidate may manage the Partnership with an eye toward maximizing the investments of the members of the Park Group.”

Mr. Michael Pressman
March 7, 2006

11.
We note your statement that “to the extent the Park Group means to imply otherwise, they are incorrect and being deliberately misleading.” Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

Response: In response to the Staff’s comment, the Partnership has revised the Amendment on pages 14 and 43 as follows: “To the extent the Park Group suggests otherwise, they are incorrect.”

12.
We note your statement that the “Managing General Partner believes that EHI2 proceeded to violate the confidentiality agreement.” Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

Response: The Managing General Partner has factual support for its belief that EHI2 violated the confidentiality agreement and the Partnership is pursuing this claim against EHI2 in court. Nonetheless, the Partnership has revised the Amendment on pages 16 and 45 to eliminate the reference to the violation because the point is not essential to the issues in the Consent Solicitation Statement.

13.	Disclose the basis for your belief that Park G.P. and Bond are controlled by David Johnson.

Response: Mr. Johnson owns a majority equity interest in Bond, according to the Schedule 13D filed by Bond and others on or about September 12, 2005 in connection with ownership of Partnership Units. According to the same 13D filing, an entity of which Mr. Johnson’s wife is the sole member is the sole shareholder of Park. Mr. Johnson is the Chief Executive Officer of Maxus Properties, Inc. The president of Park is an employee of Maxus Properties, Inc. Furthermore, Mr. Johnson has acknowledged in deposition testimony that Maxus Properties, Inc. provides the day to day administrative functions for Park and Bond.

Mr. Michael Pressman
March 7, 2006

Closing

Please be advised that the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comment or questions regarding the responses to the Staff’s comment letter or the Amendment to the undersigned at (617) 345-1326 or by facsimile to (617) 345-1300.

Sincerely,

/s/ Deborah L. Thaxter, P.C.
Deborah L. Thaxter, P.C.